

Mail Stop 3561

October 5, 2015

William H. Spence
Chairman, President and Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, PA 18101-1179

      Re: **PPL Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed February 23, 2015
              File No. 1-11459

Dear Mr. Spence:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                              Sincerely,

                                            /s/ William H. Thompson

                                            William H. Thompson
                                            Accounting Branch Chief
                                            Office of Consumer Products

cc: Stephen K. Breininger, Vice President and Controller